EXHIBIT 99.1

enCore Energy Completes Sale of the Marquez-Juan Tafoya Uranium Project

NYSE American:EU
TSXV:EU

DALLAS, July 20, 2023 /CNW/ - enCore Energy Corp. ("enCore" or the "Company") (NYSE American: EU) (TSXV: EU) announced today the completion of the sale of the Marquez-Juan Tafoya Uranium Project to Anfield Energy Inc. ("Anfield") (TSX.V:AEC; OTCQB:ANLDF) for aggregate consideration of C$5,000,000 payable in cash and 185,000,000 common shares of Anfield. The deemed value of the share consideration at the time of closing is C$9,250,000 (based on a share price of C$0.05). A total of C$4,000,000 of the cash payment was received on closing, and a further C$1,000,000 is payable by September 25, 2023.

William M. Sheriff, Executive Chairman stated: "The sale of the Marquez-Juan Tafoya Uranium Project represents the third successful transaction in enCore's ongoing program of divesting established quality uranium assets that are not in its production pipeline. This transaction provides us with both cash and participation as a significant shareholder in one of only three licensed conventional uranium mills in the United States. As always our focus remains on advancing our Rosita and Alta Mesa In-Situ Recovery Uranium Central Processing Plant, where we remain on track, back into production in 2023 and early 2024 respectively."

The transaction was completed pursuant to a share purchase agreement dated June 5, 2023 (EU NR June 6, 2023). Under the terms of the agreement, on closing Anfield acquired all of the outstanding shares of the Company's wholly owned subsidiary, Neutron Energy Inc., which holds the Marquez-Juan Tafoya Uranium Project as its sole asset. Under the terms of the agreement with Anfield, enCore maintains the right to one seat on the board of directors of Anfield, for as long as the Company holds at least 10% of the issued shares of Anfield. Mr. Eugene Spiering, with extensive experience in conventional uranium, is the Company's initial board appointee. enCore also has the right to maintain its percentage equity interest in Anfield in subsequent share issuances for so long as it holds at least 10% of the outstanding shares of Anfield.

Red Cloud Securities Inc. acted as an advisor in connection with the transaction.

Disclosure pursuant to National Instrument 62-103

enCore is holding the shares of Anfield for investment purposes, and may, depending on market and other conditions, increase or decrease its beneficial ownership of the Company's securities, whether in the open market, by privately negotiated agreements or otherwise, subject to a number of factors, including general market conditions and other available investment and business opportunities. Immediately prior to the transaction, enCore held no common shares of Anfield.

The disclosure respecting enCore's shareholdings contained in this news release is made pursuant to National Instrument 62-103 and a report respecting the above acquisition will be filed with the applicable securities commissions and will be available for viewing at www.sedar.com. A copy of the report may also be obtained by contacting William M. Sheriff, Executive Chairman, 361-239-5449, or at info@encoreuranium.com.

About enCore Energy Corp.

enCore Energy Corp., America's Clean Energy Company™, is committed to providing clean, reliable, and affordable domestic nuclear energy by becoming the next United States uranium producer in 2023. enCore solely utilizes In-Situ Recovery (ISR) for uranium extraction, a well-known and proven technology co-developed by the leaders at enCore Energy. In-Situ Recovery extracts uranium in a non-invasive process using natural groundwater and oxygen, coupled with a proven ion exchange process, to recover the uranium. Uranium production is planned at enCore's licensed and past-producing South Texas Rosita Processing Plant in 2023, and at its licensed and past-producing South Texas Alta Mesa Processing Plant in 2024.

Future projects in enCore's production pipeline include the Dewey-Burdock project in South Dakota and the Gas Hills project in Wyoming, along with significant uranium resource endowments in New Mexico providing long term opportunities. The enCore team is led by industry experts with extensive knowledge and experience in all aspects of ISR uranium operations and the nuclear fuel cycle. enCore diligently works to realize value from other owned assets, including our proprietary uranium database that includes technical information from many past producing companies, from our various non-core assets, and by leveraging our ISR expertise in researching opportunities that support the use of this technology as applied to other metals. enCore is also committed to working with local communities and indigenous governments to create positive impact from corporate developments.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward Looking Statements:

Certain information contained in this news release, including: any information relating to the Company being a leading uranium company, and any other statements regarding future expectations, beliefs, goals or prospects; may constitute "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and United States securities laws and regulations (collectively, "forward-looking statements"). All statements in this news release that are not statements of historical fact (including statements containing the words "expects", "is expected", "does not expect", "plans", "anticipates", "does not anticipate", "believes", "intends", "estimates", "projects", "potential", "scheduled", "forecast", "budget" and similar expressions or variations (including negative variations) of such words and phrases, or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken) should be considered forward-looking statements. All such forward-looking statements are subject to important risk factors and uncertainties, many of which are beyond the company's ability to control or predict. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; future legislative and regulatory developments; the ability of enCore to implement its business strategies; and other risks. A number of important factors could cause actual results or events to differ materially from those indicated or implied by such forward-looking statements, including without limitation exploration and development risks, changes in commodity prices, access to skilled mining personnel, the results of exploration and development activities; production risks; uninsured risks; regulatory risks; defects in title; the availability of materials and equipment, timeliness of government approvals and unanticipated environmental impacts on operations; risks posed by the economic and political environments in which the Company operates and intends to operate; increased competition; assumptions regarding market trends and the expected demand and desires for the Company's products and proposed products; reliance on industry equipment manufacturers, suppliers and others; the failure to adequately protect intellectual property; the failure to adequately manage future growth; adverse market conditions, the failure to satisfy ongoing regulatory requirements and factors relating to forward looking statements listed above which include risks as disclosed in the Company's annual information form filings. Should one or more of these risks materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. The Company assumes no obligation to update the information in this communication, except as required by law. Additional information identifying risks and uncertainties is contained in filings by the Company with the various securities commissions which are available online at www.sec.gov and www.sedar.com. Forward-looking statements are provided for the purpose of providing information about the current expectations, beliefs and plans of management. Such statements may not be appropriate for other purposes and readers should not place undue reliance on these forward-looking statements, that speak only as of the date hereof, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

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SOURCE enCore Energy Corp.

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%CIK: 0001500881

For further information: William M. Sheriff, Executive Chairman, 972-333-2214, info@encoreuranium.com, www.encoreuranium.com

CO: enCore Energy Corp.

CNW 07:00e 20-JUL-23